FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 21, 2010 in which Registrant announced that it has been selected to provide its Prysm Pro managed network appliances for the European business unit of Regis Corporation, a global leader in beauty salons, hair restoration centers and cosmetology education.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 25, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat selected to provide Prysm Pro managed network appliance for Regis UK hair & beauty salons

Petah Tikva, Israel, October 21, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today that it has been selected to provide its Prysm Pro managed network appliances for the European business unit of Regis Corporation, the industry's global leader in beauty salons, hair restoration centers and cosmetology education.

Regis UK will upgrade its communications network allowing over 400 of the company’s owned and operated salons in the United Kingdom to have broadband access. The Prysm Pro appliances will connect the salons to the broadband DSL service, provide site management and enhance network security. The DSL service will be provided by Vodat International, a leading supplier of telecom solutions and private managed networks to the UK retail market.

“High-speed data connectivity at the salons has become an essential component for our corporate IT applications,” said Matt Sparks, Information Technology Manager at Regis UK. “Gilat’s Prysm Pro addresses our need for a single device that supports a set of features including broadband access, automatic backup switching and that conforms to the PCI DSS standards for secure credit card transactions.”

“We are very pleased that Regis has chosen our Prysm Pro for their UK salons,” said Guy Moskowitz, Gilat’s Executive Vice President Sales. “This solution can enable faster credit card processing, and access to a web portal with digital versions of the companies administrative documents, educational and marketing material and other corporate information. As a result of these improvements, Regis can improve customer experience and achieve better operational efficiency.”

In January 2010, Gilat announced that its wholly owned subsidiary, Spacenet, was selected to provide managed network services to Regis Corporation locations throughout North America using the Gilat Prysm Pro network appliance. The rollout of the system began in May 2010.

About Prysm Pro
Prysm Pro is a network appliance that supports advanced applications over satellite, wireline and wireless networks, enabling multi-site enterprises to support multiple secure networks with centralized management and seamless switching between wireline and wireless technologies. It is a modular, scalable, off-the-shelf IP network appliance that offers unique benefits to customers. Additionally, the Prysm Pro appliance can be integrated with managed network services, providing access to a user-friendly web portal to enable simplified and centralized network management.

About Regis Corporation
Regis Corporation (NYSE:RGS) is the beauty industry's global leader in beauty salons, hair restoration centers and cosmetology education. As of September 30, 2009, the Company owned, franchised or held ownership interests in 12,900 worldwide locations. Regis' corporate and franchised locations operate under concepts such as Supercuts, Sassoon Salon, Regis Salons, MasterCuts, SmartStyle, Cost Cutters, Cool Cuts 4 Kids and Hair Club for Men and Women. In addition, Regis maintains an ownership interest in Provalliance, which operates salons primarily in Europe, under the brands of Jean Louis David, Franck Provost and Saint Algue. Regis also maintains ownership interests in Empire Education Group in the U.S. and the MY Style concepts in Japan. System-wide, these and other concepts are located in the U.S. and in over 30 other countries in North America, South America, Europe, Africa and Asia. Regis also maintains a 49 percent ownership interest in Intelligent Nutrients, a business that provides a wide variety of certified organic products for health and beauty. For additional information about the company, please visit the Investor Information section of the corporate website at http://www.regiscorp.com/.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com